Eagle Bancorp Montana, Inc.

1400 Prospect Avenue

Helena, Montana 59601

October 18, 2019

VIA EDGAR

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eagle Bancorp Montana, Inc. File No. 333-234185 Registration Statement on Form S-4, as amended

Ladies and Gentlemen:

Eagle Bancorp Montana, Inc. hereby requests, pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), that the effectiveness under the Securities Act of the Registration Statement referenced above be accelerated to 4:00 p.m. Eastern time on October 22, 2019, or as soon thereafter as practicable.

Should you have any questions regarding this request, please do not hesitate to contact Lloyd H. Spencer at (202) 585-8303, of Nixon Peabody LLP, counsel to the Company, with any further comments or questions. In addition, please notify Mr. Spencer when this request for acceleration has been granted.

Very truly yours, Eagle Bancorp Montana, Inc.

By:	/s/ Peter J. Johnson
Name:	Peter J. Johnson
Title:	Chief Executive Officer

cc:          Lloyd H. Spencer, Esq., Nixon Peabody LLP